Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen’s PG545 Positive Anti-Cancer Data Published in British Journal of Cancer

Brisbane, Australia, 3rd February 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) has released data that shows its new dual angiogenesis and heparanase inhibitor, PG545, inhibits tumour growth and metastasis in several different mouse models of cancer.

The results of the pre-clinical experiments, published today in the prestigious British Journal of Cancer, revealed Progen’s PG545 potently inhibited tumour growth and cancer spread, thus supporting its emergence as a new clinical candidate for cancer therapy. These results also suggest it may have wider applicability in a number of different tumour types.

“The dual angiogenesis and heparanase inhibitor PG545 is a new exciting cancer therapeutic which works by limiting new blood vessel growth in addition to stopping the spread of tumours around the body. We believe that this agent has tremendous potential and we are very proud to have achieved such promising results,” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

Progen have focused their research on slowing blood vessel growth in tumours, in a similar fashion to many other angiogenesis inhibitors, many of which are now marketed products. In addition however, the unique ability to inhibit heparanase — an enzyme thought to be involved in the process of tumour spread (metastasis) — may differentiate PG545 from its competitors.

The commercial potential of Progen’s compounds under development is demonstrated by the 2009 sales for the three leading anti-angiogenic therapies Avastin®, Nexavar® and Sutent® totalling US$7.77 billion.

Progen’s Director of Preclinical Development Dr Keith Dredge said the results showed that PG545 significantly inhibited tumour growth. The data also indicated that enhanced anti-tumour activity may be achieved by combining with other angiogenesis inhibitors such as Nexavar®. Importantly however, the data revealed that PG545, but not Nexavar®, blocked the spread of tumour to other tissues such as the lung.

“We and others have generated preclinical evidence which suggests that some angiogenesis inhibitors may have limited, if any, capacity to impact on metastasis. Thus, PG545 may represent a highly promising and novel approach to cancer therapy, and on the basis on the current data, may be suitable for multiple indications,” said Dr Dredge.

PG545 is currently being evaluated in cancer patients in a Phase I clinical trial in Australia.

Article: Dredge et al (2011) PG545, a dual heparanase and angiogenesis inhibitor, induces potent anti-tumour and anti-metastatic efficacy in preclinical models. British Journal of Cancer. Advanced Online Publication 1st Feb 2011.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.